

COCO NOIR

WINE SHOP & BAR

The Woman Behind Coco Noir

Alicia Kidd

- 6+ years experience as a Wine Industry Professional, specializing in Diversity and Inclusion & Wine Business Development.

- Owner of The Wine Noire - Licensed Wine Brokerage

- Seasoned Wine Educator

- Licensed as Wine Distributor, Wine Wholesaler, Wine Importer/Exporter, and Wine Grower.

Retail Opportunities for Women,
BIPOC, and POC Wine

COCO NOIR
WINE SHOP & BAR

Founder and Owner



The Team Behind CoCo Noir



Alfonso Dominguez

General Contractor

20 years of Restaurant Design
20 years of Experience
Restaurant ownership experience



Carla Titus

Chief Finance Officer

Owner of Wealth & Worth Within 10+ years of CFO experience working Start- up companies



Aminah Robinson

Food & Wine Consultant

Owner of Black Food and Wine Experience
20 years Food and Wine advisor



Robbie Terry

Washington CPA
Owner of RTW Accounting Enterprises
20 years of CPA for small and mid-size businesses.

About CoCo Noir

CoCo Noir is an E-commerce and Brick & Mortar wine shop that provides retail opportunities for Women, BIPOC, and POC wine brands.

COCO NOIR
WINE SHOP & BAR

CoCo Noir Wine Shop & BAR - E-Commerce Platforms



CoCo Noir Wine Shop Online Store

- Selling diverse wine brands by Women, POC, BIPOC winemakers.

- Online Wine Shop Revenue 2020 to Present Date is **$125,000**.

CoCo Noir Mobile App

- Pre-Launch December 2022.

- App Features include winemaker director, social community, a personalized "wine cellar" & more.

- Pricing **9.99** Customer & **29.99** Business.

Retail Opportunities for Women, BIPOC, and POC Wine



CoCo Noir Wine Shop & Bar - Physical Location







Our Partnership s



















Retail Opportunities for Women, BIPOC, and POC Wine Brands.



COCO NOIR
WINE SHOP & BAR

Connect Us to New Customers



CoCo Noir Wine Shop & BAR

Only wine shop of its kind in downtown Oakland.



	Minimo	Bay Grape	CoCo Noir	Wine Merchants *Downtown*	Ordindaire
Focus on wines produced by women & people of color	☐	☐	✔	☐	☐
Woman and minority owned	--	--	✔	--	☐
Showcase diverse local talent (chefs, beermakers, etc.)	☐	✔	✔	✔	☐
Private event space available	☐	✔	✔	☐	✔
Online store with shipping across U.S.	☐	✔	✔	--	☐

Retail Opportunities for Women, BIPOC, and POC Wine Brands.

CoCo Noir Wine Shop - Timeline

Winter, Spring, and Summer 2021 Initiation and Planning phase of CoCo Noir Wine shop



Signed lease and started Initiation and Planning of Coco Noir Wine Shop

Building Permits Approved – Construction of Coco Noir Wine Shop Begins

Finalizing the remaining build out. Waiting on Health and Liquor, Food Permit approvals

Projected end of 1st year sales is estimated to be $ 500K to $1 M (Estimated & Subject to Change)

| May – Jun 2021 | Jul - Nov 2021 | Dec 2021 | Jan 2022 | Oct / Nov 2022 | Dec 2022 | 2023 | 2024 |

Submitted Building Permits – Construction Design

Present- Construction of the wine shop started and is currently at 80% completion. Pending Health, Building, and ABC final inspection In-progress

CoCo Noir Grand Opening

Project and end of 2nd year sales is estimated to be $ 1 M to $1.5 M (Estimated & Subject to Change)

Retail Opportunities for Women, BIPOC, and POC Wine Brands.

The projections mentioned above are forward-looking and cannot be guaranteed.

Financial Needs

COCO NOIR
WINE SHOP & BAR

We are seeking

$250,000



to grow the business

Structure

- Debt offering

- 4% of revenue for 2X payback paid quarterly

- Perks for investments of $250 + (details on Wefunder)

Use of Funds



Working Capital - **$75,000**

Operating Expenses - **$100,000**

Inventory Expenses - **$75,000**

Use of Funds



Please Contact Us At:

Alicia Kidd, Founder and Owner

- <u>aliciakidd@coconoirwine.com</u>
- coconoirwine.com

Thank you